Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Reports High Grade Gold in Surface Rock Samples at Fondaway Canyon, Nevada

Vancouver, Canada – July 31, 2017 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to report that a recently completed surface rock-chip sampling and mapping program at its Fondaway Canyon property in Churchill County, Nevada has returned several high-grade gold values of over 5 gpt Au in multiple zones at surface.

Of the 42 surface rock-chip samples collected in June and July 2017, five samples assayed gold values of 10-24 gpt Au, eleven samples returned over 5 gpt Au and twenty-five samples essayed over 1 gpt Au.

Table 1 highlights the Fondaway Canyon 2017 rock-chip samples over 5 gpt Au

Sample	Type	Zone	gpt Au*	Width (m)
JM-FC9	Outcrop	Colorado	24.00	2.0
JM-FC37	Stockpile (UG)	Halfmoon	21.40	Composite
JM-FC42	Outcrop	Stibnite-Paperweight	19.80	2.0
JM-FC33	Outcrop	South Pit	15.75	0.5
JM-FC36	Stockpile (UG)	Halfmoon	11.45	Composite
JM-FC38	Stockpile (UG)	Halfmoon	9.62	Composite
JM-FC41	Outcrop	Stibnite-Paperweight	8.59	0.3
JM-FC40	Outcrop	Stibnite-Paperweight	7.91	2.0
JM-FC24	Outcrop	Halfmoon	5.87	3.0
JM-FC2	Outcrop	South Mouth	5.71	2.0
JM-FC13	Outcrop	Colorado	5.05	2.0

* All values in gpt; analysis by ALS Minerals; gold analyzed by 1 assay-ton fire assay and atomic absorption spectometry; gravimetric analysis for values exceeding 10 gpt Au; other elements by aqua-regia digestion and ICP-AES and ICP-MS techniques. Samples sorted by Au values.

Figure 1 illustrates the location and relative relationship of the numerous gold mineralized structures and zones at Fondaway Canyon.

In the Colorado zone, located at the northwest corner of the dilation zone where northeast-striking and east-west mineralized zones intersect, sample JM-FC9 returned very high-grade gold mineralization of 24.0 gpt Au over 2 meters. A sample from a steeply dipping shear vein in this area contained 5.0 gpt Au across 2 m (JM-FC13) while a sample from a nearby dike assayed 4.1 gpt Au (JM-FC8). Low-grade gold also occurs across broad areas of iron-stained, altered shale and siltstone, e.g., 0.95 gpt Au across 7 m (JM-FC10). Historic shallow drilling intersected significant gold mineralization within 125 meters of surface. Drill hole TF-114, intersected 7.4 gpt Au over 49 m including 17.6 gpt Au over 15 m. Drill hole TF-50 intersected 4.9 gpt over 50 m including 18.9 gpt over 7.6 m.

In the Stibnite-Paperweight zone, located at the northeast corner of the dilation zone, recent sampling has confirmed high-grade mineralization within steeply dipping and shallowly dipping shear veins. A chip sample across an east-west striking and steeply dipping shear vein returned 19.8 gpt over 2 meters (JM-FC42). The northeast-striking mineralization is a stock-work zone measuring at least 20 m wide at the surface exposure. The most recent sampling in this area returned 5.9 gpt over 3 m (JM-FC24) and 7.9 gpt over 2 m (JM-FC40) in steeply dipping structures and 8.6 gpt over 0.3 m (JM-FC41) in a shallowly-dipping structure. Historic drilling in this area has intersected mineralization exceeding 3 gpt Au down dip for about 350 m. Historic underground channel sampling of this zone by Tenneco in 1989 included 21.8 gpt over 1.5 m, 16.1 gpt over 3 m and 12.7 gpt over 3 m. Recently collected samples from surface stockpiles of this material returned 21.4 gpt Au (JM-FC37) and 11.4 gpt Au (JM-FC38). Historic drill hole 02FC-4 contained the deepest historic mineralization intersection with 4.2 gpt over 17 m.

In the South Pit zone, high-grade gold was also sampled at the structural intersection marking the southeast corner of the dilation zone. A 20-m wide northeast-trending mineralized structure intersects a 7-m wide east-west mineralized structure. 2017 chip sampling yielded 15.7 gpt Au over 0.5 m (JM-FC33). There has been limited historic drilling in this area, but historic drill hole (TF-219) in this vicinity contained 2.1 gpt Au over 15 m.

Parts of the South Mouth pit zone were mined by Tenneco Minerals in 1990 to depths of less than 30 meters. This area contains multiple veins across a width of at least 300 m and along an east-west strike for at least 700 m. No drilling has been done below 125 meters in this area. Recent sampling has confirmed strong gold mineralization along the east-west shear veins (3.3 gpt Au over 0.3 m; JM-FC3) as well as low-grade gold in altered shale (0.43 gpt over 1 m; JM-FC7).

Historic drilling in the vicinity of intersecting northeast and east-west trending structures at the Pack Rat area intersected 3.1 gpt Au over 18.3 m in hole TF-296 and 2.0 gpt Au over 38 m in hole P-25. Recent surface chip sampling yielded 3.1 gpt Au across a 0.5-m wide east-west striking shear vein (JM-FC19).

Canarc is encouraged by the positive results from the surface sampling and mapping program which confirm the presence of numerous high-grade mineralized zones at Fondaway Canyon and the potential for expansion of resources in these areas by drilling.

The positive results along with historic drilling and exploration information are being analyzed to help define high priority targets for a 2700-meter drilling campaign that will be undertaken in the fall of 2017.

Qualified Person:

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release. Dr. Margolis is engaged as a consultant to Canarc Resource Corp.

Catalin Kilofliski”

____________________

Catalin Kilofliski, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information - Please contact:

Catalin Kilofliski, CEO

Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

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